UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of February 2023

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

This Form 6-K/A (the “Amendment”) amends the Report of Foreign Private Issuer on Form 6-K originally filed by Sol-Gel Technologies Ltd. on February 13, 2023. The purpose of this Amendment is to change the record date and date of the Special Meeting of Shareholders.

Attached hereto and incorporated by reference herein are the following documents:

Exhibit 99.1: Notice of Special  Meeting of Shareholders scheduled for March 30, 2023.

This Form 6-K and related exhibit are hereby incorporated by reference into the Company's Registration Statement on Form S-8 (Registration No. 333-223915) and its Registration Statement on Form F-3 (Registration No. 333-264190).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: February 21, 2023	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer